Exhibit 99.1

Burcon NutraScience Corporation

Condensed Consolidated Interim Financial Statements
Six months ended September 30, 2011 and 2010
(Unaudited)
(Prepared in Canadian dollars)

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
As at September 30, 2011 and March 31, 2011

(Prepared in Canadian dollars)

	September 30,	March 31,
	2011	2011
	$	$

Assets

Current assets
Cash and cash equivalents	6,687,796	9,628,020
Restricted cash (note 1(b))	379,862	-
Short-term investments	2,301,769	2,304,465
Amounts receivable	134,136	41,919
Prepaid expenses	41,681	81,570

	9,545,244	12,055,974

Property and equipment (note 3)	708,368	732,977

Deferred development costs - net of accumulated amortization of $nil (March 31, 2011- $nil) (note 4)	1,271,210	190,284

Goodwill	1,254,930	1,254,930

	12,779,752	14,234,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	1,130,710	1,328,920

Deferred revenue	102,948	-

	1,233,658	1,328,920

Shareholders’ Equity (note 5)
Capital stock	48,051,263	47,158,758
Contributed surplus	3,762,983	3,762,983
Options	9,639,656	8,915,059
Deficit	(49,907,808)	(46,931,555)

	11,546,094	12,905,245

	12,779,752	14,234,165

Subsequent events (note 13)

Approved by the Audit Committee of the Board of Directors

“J. Douglas Gilpin” (signed) Director	“D. Lorne Tyrrell” (signed) Director

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Expenses
General and administrative (notes 7 and 9)	1,601,986	1,256,842	2,771,006	3,216,917
Research and development (note 6)	220,224	697,164	284,198	1,513,201

Loss from operations	(1,822,210)	(1,954,006)	(3,055,204)	(4,730,118)

Interest and other income (note 9)	35,703	32,368	78,951	59,593

Loss and comprehensive loss for the period	(1,786,507)	(1,921,638)	(2,976,253)	(4,670,525)

Basic and diluted loss per share (note 8)	(0.06)	(0.07)	(0.10)	(0.16)

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941

Net loss	-	-	-	-	-	(4,670,525)	(4,670,525)
Issued during the period for cash
Options exercised	558,500	1,007,175	-	-	-	-	1,007,175
Transferred from options on exercise of options	-	767,000	-	(767,000)	-	-	-
Options granted to employees	-	-	-	2,765,975	-	-	2,765,975
Warrants exercised	81,348	467,751	-	-	-	-	467,751
Transferred from warrants on exercise of warrants	-	125,493	-	-	(125,493)	-	-

Balance - September 30, 2010	29,695,928	46,603,809	3,762,983	7,672,652	46,479	(42,795,606)	15,290,317

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Net loss	-	-	-	-	-	(2,976,253)	(2,976,253)
Issued during the period for cash
Options exercised	185,517	537,724	-	-	-	-	537,724
Transferred from options on exercise of options	-	354,781	-	(354,781)	-	-	-
Options granted to employees	-	-	-	1,079,378	-	-	1,079,378

Balance - September 30, 2011	29,991,074	48,051,263	3,762,983	9,639,656	-	(49,907,808)	11,546,094

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

	2011	2010
	$	$

Cash flows from operating activities
Loss for the period	(2,976,253)	(4,670,525)
Items not affecting cash
Amortization of property and equipment	30,699	85,743
Gain on disposal of property and equipment	(3,359)	-
Stock-based compensation expense	918,892	2,784,008

	(2,030,021)	(1,800,774)
Changes in non-cash working capital items
Amounts receivable	(92,217)	1,164
Prepaid expenses	39,889	41,027
Accounts payable and accrued liabilities	(198,210)	(69,055)
Deferred revenue	102,948	-

	(2,177,611)	(1,827,638)

Cash flows from investing activities
Decrease in short-term investments	2,696	16,011
Increase in restricted cash	(379,862)	-
Acquisition of property and equipment	(63,949)	(52,913)
Development costs deferred	(862,967)	-
Proceeds from disposal of property and equipment	3,745

	(1,300,337)	(36,902)

Cash flows from financing activities
Issue of capital stock	537,724	1,474,926

Decrease in cash and cash equivalents	(2,940,224)	(389,614)

Cash and cash equivalents - Beginning of period	9,628,020	11,661,745

Cash and cash equivalents - End of period	6,687,796	11,272,131

Cash and cash equivalents consist of
Cash	4,515,440	6,627,100
Cash equivalents	2,172,356	4,645,031

	6,687,796	11,272,131

Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	160,486	-
Amortization of property and equipment charged to deferred development costs	57,473	-

See accompanying notes to condensed consolidated interim financial statements.

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is an incorporated entity headquartered in Vancouver, Canada. Burcon is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing CLARISOY™, a soy protein isolate, and two canola proteins, Puratein® and Supertein™ (the Products).

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement will be the responsibility of Burcon.

b)	Puratein® and Supertein™

Burcon has a license and development agreement (Canola Agreement) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Canola Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). On August 30, 2010, Burcon also announced that the U.S. Food and Drug Administration (FDA) has issued a no objection letter that Puratein® and Supertein™ are GRAS under the intended conditions of use. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, was US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the GRAS notification process, Burcon has agreed to reimburse ADM its share of the costs being US$360,000 (CA$377,352). At March 31, 2011, that amount has been accrued for in accounts payable and accrued liabilities and charged to research and development expense. During the first quarter of fiscal 2012, these funds were deposited in US dollars to an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1,

(1)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the GRAS process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

2	Significant accounting policies

Basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set out in the Accounting Recommendations Part I of the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of September 30, 2011. The condensed consolidated interim financial statements should be read in conjunction with the Company’s IFRS annual financial statements for the year ended March 31, 2011.

Principles of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at September 30, 2011 are as follows:

	Place of	Interest
	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(2)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive loss. Acquisition-related costs are expensed as incurred.

Accounting estimates

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point at which amortization of development costs commences.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

(3)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit and loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise.

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classified its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income. Impairment losses on available-for-sale equity instruments are not reversed.

The Company has no derivative instruments.

(4)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the entity identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately indefinable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing on the date the Company starts earning royalties.

(5)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Revenue recognition

Royalty revenue is recognized on an accrual basis in accordance with the substance of the relevant agreements. Deferred revenue is comprised of non-refundable advances accrued prior to sales of soy product (note 1(a)).

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. The Company has not recognized the benefits of ITCs because realization of these benefits is not probable at this time. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

(6)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

Stock-based compensation

The Company accounts for stock-based compensation granted to employees and non-employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model is provided in note 5.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no such provisions in these condensed consolidated interim financial statements.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(7)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

Future accounting changes

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

  IFRS 7 - Financial instruments - disclosures

Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement

The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. Financial liabilities are measured at either at fair value through profit and loss or amortized cost. Effective for years beginning on/after January 1, 2013.

  New standards addressing scope of reporting entity

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

(8)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13 - Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

3	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2011	3,135,746	53,445	3,189,191
Current period additions	59,890	4,059	63,949
Current period disposals	(5,000)	-	(5,000)

Cost at September 30, 2011	3,190,636	57,504	3,248,140

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214
Current period retirements	(4,614)	-	(4,614)
Current period amortization	85,852	2,320	88,172

Accumulated amortization at September 30, 2011	2,497,474	42,298	2,539,772

Net book value at September 30, 2011	693,162	15,206	708,368

(9)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2010	2,956,962	51,621	3,008,583
Current period additions	178,784	1,824	180,608

Cost at March 31, 2011	3,135,746	53,445	3,189,191

Accumulated amortization at March 31, 2010	2,224,530	34,598	2,259,128
Current period retirements	-	-	-
Current period amortization	191,706	5,380	197,086

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214

Net book value at March 31, 2011	719,510	13,467	732,977

4	Deferred development costs

$

Cost at March 31, 2011	190,284
Current period additions	1,080,926

Cost at September 30, 2011	1,271,210

Amortization and impairment at March 31, 2011	-
Current period amortization	-

Amortization and impairment at September 30, 2011	-

Net book value at September 30, 2011	1,271,210
$
Cost at March 31, 2010	-
Current period additions	190,284

Cost at March 31, 2011	190,284

Amortization and impairment at March 31, 2010	-
Current period amortization	-

Amortization and impairment at March 31, 2011	-

Net book value at March 31, 2011	190,284

(10)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010
(Prepared in Canadian dollars)

5	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At September 30, 2011, 1,938,687 (March 31, 2011 - 2,040,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it will permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,060,420 (March 31, 2011 - 41,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2011 and 2010, the estimated average vesting period of the outstanding options was 24 months. The remaining outstanding vesting period at September 30, 2011 was approximately three months. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

(11)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

	Six months ended
		September 30,
		2011	Year ended March 31, 2011
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of period	2,040,871	6.94	2,548,871	5.59
Granted	100,000	6.78	130,000	8.81
Exercised	(185,517)	2.90	(638,000)	1.92
Expired	-	-	-	-
Forfeited	(16,667)	8.96	-	-

Outstanding - End of period	1,938,687	7.30	2,040,871	6.94

The following table summarizes information about stock options outstanding and exercisable at September 30, 2011:

		Options outstanding		Options exercisable
	Number	Weighted		Number
	outstanding	average	Weighted	exercisable	Weighted
	at	remaining	average	at	average
Range of	September 30,	contractual	exercise	September 30,	exercise
exercise prices	2011	life	price	2011	price
$		(years)	$		$

2.80 to 3.30	380,354	0.95	3.30	380,354	3.30
5.67 to 6.78	540,000	3.68	5.96	540,000	5.96
8.65 to 9.60	1,018,333	8.25	9.51	739,999	9.50

	1,938,687			1,660,353

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	Six months
	ended	Year ended
	September 30,	March 31,
	2011	2011

Dividend yield	0.0%	0.0%
Expected volatility	63.5%	75.1%
Risk-free interest rate	1.8%	3.5%
Expected forfeitures	11.1%	11.4%
Expected average option term (years)	8.4	8.4

(12)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

There were 100,000 options granted during the six months ended September 30, 2011. The weighted average fair value of the options granted during the six months ended September 30, 2011 was $4.54 per option.

Included in research and development expenses is $49,548 (2010 - $703,729) (note 6) of stock-based compensation and included in general and administrative expenses is $869,344 (2010 - $2,062,247) (note 7) of a combination of stock-based compensation and costs settled by way of stock options. Included in deferred development costs is $160,486 (March 31, 2011 - $65,397) of stock-based compensation.

6	Research and development

			Six months
	Three months	Three months	ended	Six months
	ended	ended	September 30,	ended
	September 30,	September 30,	2011	September 30,
	2011	2010		$2010
	$	$		$

Salaries and benefits (note 5)	142,096	527,414	162,583	1,169,872
Laboratory operation	39,985	88,625	63,547	183,308
Amortization	18,840	42,899	29,101	83,955
Rent	8,273	19,993	13,271	39,645
Analyses and testing	10,291	16,582	14,788	29,420
Travel and meals	739	1,651	908	7,001

	220,224	697,164	284,198	1,513,201

(13)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

7	General and administrative

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Salaries and benefits (note 5)	900,009	795,820	1,489,732	2,267,598
Professional fees (note 5)	473,689	227,871	890,750	492,653
Investor relations	89,075	115,886	166,746	210,792
Travel and meals	42,791	32,861	71,257	48,858
Office supplies and services	27,543	26,495	55,875	53,411
Other	55,984	13,492	73,110	47,598
Management fees (note 9)	12,096	43,511	21,938	94,219
Amortization of property and equipment	799	906	1,598	1,788

	1,601,986	1,256,842	2,771,006	3,216,917

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$

Loss for the period, being loss available to common shareholders - basic and diluted	(1,786,507)	(1,921,638)	(2,976,253)	(4,670,525)

Weighted average number of common shares outstanding	29,977,596	29,547,430	29,931,361	29,346,995
Effect of dilutive stock options and warrants	-	-	-	-

Weighted average number of diluted common shares outstanding	29,977,596	29,547,430	29,931,361	29,346,995

Basic loss per share	(0.06)	(0.07)	(0.10)	(0.16)

Diluted loss per share	N/A	N/A	N/A	N/A

(14)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

For the six months ended September 30, 2011 and 2010, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the three and six months ended September 30, 2011 are $13,997 and $27,994, respectively (2010 - $10,243 and $20,486) for office space rental, services, and equipment rental.

For the three and six months ended September 30, 2011, included in management fees are $11,939 and $21,781, respectively (2010 - $43,511 and $94,219) for services provided. At September 30, 2011, $4,026 (March 31, 2011 - $nil) of this amount is included in accounts payable and accrued liabilities. For the three and six months ended September 30, 2011, included in interest and other income are $3,607 and $8,555, respectively (2010 - $nil) for management services provided.

10	Key management compensation

Remuneration of directors and key management personnel comprises:

	Six	Six
	months	months
	ended	ended
	September 30,	September 30,
	2011	2010
	$	$

Short-term benefits	320,967	127,096
Option-based awards	663,108	1,382,546
	984,075	1,509,642

Short-term benefits comprise salaries, fees and benefits.

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

(15)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

11	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents, restricted cash and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and six months ended September 30, 2011, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.25% and 1.23%, respectively (2010 - 0.83% and 0.79%) and the weighted average interest rate earned on the short-term investments was 1.56% and 1.55%, respectively (2010 - 1.52% and 1.39%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at September 30, 2011 is estimated to be an $67,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 12). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at September 30, 2011 was $1,130,710, all of which is within the next 12 months.

(16)

Burcon NutraScience Corporation
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited)
Six months ended September 30, 2011 and 2010

(Prepared in Canadian dollars)

12	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. The Company raised net proceeds of $15.4 million in equity financing on June 18, 2009 to fund its strategic objectives.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the six months ended September 30, 2011.

13	Subsequent events

No adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

(17)